Exhibit 21.1

VenHub Global, Inc. Subsidiaries

Subsidiary Name	State of Incorporation
VenHub, LLC	Delaware
VenHub Services, LLC	Delaware
VenHub IP, LLC	Delaware
VenHub Stores, LLC	Nevada